FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 26, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A. CNPJ 01.838.723/0001-27 A Publicly Traded Company with Authorized Capital Rua Jorge Tzachel, 475, Itajaí, SC

ANNOUNCMENT TO THE MARKET

Pursuant to CVM Instruction 358/02 and Paragraph 4, Article 157 of Law 6404/76 and complementary to information published in the Material Fact of July 13 2011, and included in the Performance Agreement (“TCD”) signed with the Administrative Council for Economic Defense (“CADE”), the management of BRF – Brasil Foods S.A. (“BRF” or “Company” – Bovespa: BRFS3; NYSE: BRFS) wishes to announce that the industrial units cited in “item 1 b” of the Material Fact are as follows: (i) sale of the industrial units in their entirety: São Gonçalo dos Campos (BA), Bom Retiro do Sul (RS), Lages (SC), Salto Veloso (SC), Duque de Caxias (RJ), Santa Cruz do Sul (RS), Três Passos (RS) and Brasília (DF); (ii) partial sale of operations conducted by the industral units of: Carambeí (PR) and Várzea Grande (MT)  and (iii) Industrial Equipment: Valinhos (SP).

We would further inform that the impacts of this sale have already been stated and measured in item 5 of the material fact published by BRF on July 13, 2011.

São Paulo, July 22, 2011.

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 26, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director